UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Bristow Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

11040G103
(CUSIP Number)

Michael Treisman Bain Capital Credit Member, LLC 200 Clarendon Street Boston, MA 02116
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11040G103	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON
Bain Capital Credit Member, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,883,356

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,883,356

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,883,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Percentage based on 30,882,471 shares of Common Stock (as defined below) issued and outstanding as of June 22, 2020, as provided by the Issuer.

CUSIP No. 11040G103	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON
BCC Helicopter Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,883,356

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,883,356

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,883,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Percentage based on 30,882,471 shares of Common Stock (as defined below) issued and outstanding as of June 22, 2020, as provided by the Issuer.

CUSIP No. 11040G103	SCHEDULE 13D	Page 4 of 7

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Bristow Group Inc. (formerly known as Era Group Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3151 Briarpark Dr., Suite 700, Houston, Texas 77042.

Item 2. Identity and Background.

(a) Name of Entity and Person Filing:

This Schedule 13D is being jointly filed by the following persons (the “Reporting Persons”):

•	Bain Capital Credit Member, LLC
•	BCC Helicopter Holdings LLC

(b) Address of Principal Business Office or, if none, Residence:

The principal business office of the Reporting Persons is c/o Bain Capital Credit Member, LLC, 200 Clarendon Street, Boston, MA 02116.

(c) Present Principal Occupation and Employment:

The Reporting Persons are principally engaged in the business of making investments in financial instruments.

(d) Criminal Convictions:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding.

(e) Civil Proceedings:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Delaware

Item 3. Source and Amount of Funds or Other Consideration

On June 11, 2020 (the “Effective Date”), Era Group Inc., a Delaware corporation, and Bristow Group Inc., a Delaware corporation (unless the context otherwise requires, references in this Schedule 13D to “Bristow” and “Era” refer to Bristow Group Inc. and Era Group Inc., respectively, prior to the Effective Date, and references to the Issuer refer to the combined company as of the Effective Date), completed a business combination in accordance with the terms of that certain Agreement and Plan of Merger, dated as of January 23, 2020 and amended on April 22, 2020 (as amended, the “Merger Agreement”), by and among Era, Bristow and Ruby Redux Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Era (“Merger Sub”), pursuant to which Merger Sub merged with and into Bristow, with Bristow surviving the Merger as a direct, wholly owned subsidiary of Era (the “Merger”). On the Effective Date, Era changed its name to “Bristow Group Inc.” and changed its ticker symbol on the New York Stock Exchange from “ERA” to “VTOL”.

CUSIP No. 11040G103	SCHEDULE 13D	Page 5 of 7

As a result of the Merger, each share of Bristow common stock, par value $0.0001 per share (the “Bristow Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (including, among other things, shares issued as a result of the conversion of all outstanding shares of Bristow preferred stock, par value $0.0001 (the “Bristow Preferred Stock”), pursuant to the Merger Agreement, but not including shares of Bristow Common Stock issued and outstanding immediately prior to the effective time of the Merger held by (i) Bristow as treasury shares, (ii) Era, (iii) Merger Sub, (iv) any wholly owned subsidiary of Bristow or (v) any holder who did not vote in favor of the Merger or consent thereto and properly exercised and perfected appraisal rights in respect of such shares pursuant to, and in accordance with, the provisions of Section 262 of the DGCL) was converted into the right to receive 0.502096 shares of Common Stock of the Issuer. As a result, on June 11, 2020, the Issuer issued 2,883,356 shares of Common Stock to BCC Helicopter Holdings LLC in respect of shares of Bristow Common Stock (including shares of Bristow Common Stock issued as a result of the conversion of all outstanding shares of Bristow Preferred Stock in connection with the Merger) previously owned.

BCC Helicopter Holdings LLC is the record owner of the shares of Common Stock shown on Item 9 of its respective cover page.

Bain Capital Credit Member LLC serves as the general partner to the general partners of investment funds that hold economic interests in BCC Helicopter Holdings LLC, and may be deemed to share beneficial ownership of the shares of Common Stock of which BCC Helicopter Holdings LLC is the record owner.  Jeffrey Hawkins and Michael Treisman serve as the Directors of BCC Helicopter Holdings LLC and, as a result of their control of BCC Helicopter Holdings, LLC, may be deemed to share beneficial ownership of the shares of Common Stock of which BCC Helicopter Holdings LLC is the record owner.

The foregoing description of the Merger Agreement included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to full text of the Merger Agreement, which is incorporated by reference and filed as Exhibit A hereto.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes.

The Reporting Persons intend to periodically review their investment in the Issuer and may, from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the Reporting Persons’ investment in the Issuer as it deems appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) causing or seeking to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of the Reporting Persons and/or their respective portfolio companies; (v) causing or seeking to cause the Issuer or any of its subsidiaries to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Persons and/or their respective portfolio companies; and (vi) entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries or their assets and the Reporting Persons and/or their affiliates and/or portfolio companies and/or other stockholders of the Issuer.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time consider plans or proposals that would relate to, or would result in, the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D and, in connection therewith, may discuss, evaluate and/or pursue such plans or proposals with its advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.
 (a), (b), (c)    The information contained on the cover page to this statement on Schedule 13D and set forth in Item 3 hereof is incorporated by reference into this Item 5.
(d) None.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

CUSIP No. 11040G103	SCHEDULE 13D	Page 6 of 7

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

Exhibit A	Joint Filing Agreement

Exhibit B
Agreement and Plan of Merger, dated as of January 23, 2020 and as amended April 22, 2020, by and among Era Group Inc., Bristow Group Inc. and Ruby Redux Merger Sub, Inc. (filed as Exhibit 2.2 to Era Group Inc.’s Amendment No. 1 to Registration Statement on Form S-4 filed with the SEC on April 22, 2020, and incorporated herein by reference).

CUSIP No. 11040G103	SCHEDULE 13D	Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2020

BAIN CAPITAL CREDIT MEMBER, LLC
By:	/s/ Andrew Viens
	Name:	Andrew Viens
	Title:	Managing Director

BCC HELICOPTER HOLDINGS LLC

By:	/s/ Michael Treisman
	Name:	Michael Treisman
	Title:	Director

EXHIBIT A

The undersigned, Bain Capital Credit Member, LLC, a Delaware limited liability company, and BCC Helicopter Holdings LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  July 1, 2020

BAIN CAPITAL CREDIT MEMBER, LLC
By:	/s/ Andrew Viens
	Name:	Andrew Viens
	Title:	Managing Director

BCC HELICOPTER HOLDINGS LLC

By:	/s/ Michael Treisman
	Name:	Michael Treisman
	Title:	Director